December 28, 2006

Via EDGAR

Mr. Stephen Krikorian
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

RE: Merisel, Inc (File No. 000-17156)
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2006

Dear Mr. Krikorian,

We are writing on behalf of Merisel, Inc. (the "Company"), in regard to the comment letter from the Staff of the Securities and Exchange Commission (the "SEC") dated December 14, 2006, with respect to the Company's Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2006.

We are in receipt of the Staff's comment letter and are actively engaged in preparing a response. The Company intends to submit a response by January 15, 2007. We believe that this will allow the Company adequate time to properly research the comments and formulate its response.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at 212-594-4800. Thank you very much for your assistance.

Sincerely,
MERISEL, INC.

By:	/s/ Jon H. Peterson
Jon H. Peterson
Title: Chief Financial Officer